UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 TO

FORM 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
SECURITIES EXCHANGE ACT OF 1934

Mercury Air Group, Inc.

(Name of Issuer)

Mercury Air Group, Inc.

Joseph A. Czyzyk
Frederick H. Kopko, Jr.
CK Partners
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

589354406
(CUSIP Number of Class of Securities)

Joseph A. Czyzyk
Mercury Air Group, Inc.
5456 McConnell Avenue
Los Angeles, California 90066
(310) 827-2737
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

James R. Stern, Esq.
McBreen & Kopko
20 North Wacker Drive
Suite 2520
Chicago, Illinois 60606

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.		The filing of a registration statement under the Securities Act of 1933.

c.		A tender offer.

d.		None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

$770,452	$90.68

*Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 192,613 shares of common stock of the subject company at $4.00 per share in cash.

Check the box if any part of the fee is offset as provided by §240.1-11(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid: $90.68	Filing Party: Mercury Air Group, Inc.

Form or Registration No.: Schedule 13E-3 (5-34478)	Date Filed: April 1, 2005

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Purposes, Alternatives, Reasons and Effects
Item 8. Fairness of the Transaction
Item 9. Reports, Opinions, Appraisals and Negotiations
Item 10. Source and Amounts of Funds or Other Consideration
Item 11. Interest in Securities of the Subject Company
Item 12. The Solicitation or Recommendation
Item 13. Financial Statements
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
Item 15. Additional Information
Item 16. Exhibits
EXHIBIT INDEX
SIGNATURE
Exhibit 99(a)(1)
Exhibit 99(a)(2)
Exhibit 99(c)(1)
Exhibit 99(c)(2)
Exhibit 99(c)(3)
Exhibit 99(c)(4)
Exhibit 99(c)(5)
Exhibit 99(c)(6)
Exhibit 99(c)(7)
Exhibit 99(c)(8)
Exhibit 99(c)(9)
Exhibit 99(c)(10)
Exhibit 99(c)(11)
Exhibit 99(c)(12)
Exhibit 99(c)(13)
Exhibit 99(c)(14)
Exhibit 99(c)(15)
Exhibit 99(c)(16)
Exhibit 99(c)(17)
Exhibit 99(c)(18)
Exhibit 99(c)(19)
Exhibit 99(c)(20)
Exhibit 99(c)(21)
Exhibit 99(c)(22)
Exhibit 99(c)(23)
Exhibit 99(c)(24)
Exhibit 99(c)(25)
Exhibit 99(c)(26)
Exhibit 99(c)(27)
Exhibit 99(c)(28)
Exhibit 99.(c)(29)

EXPLANATORY NOTE

     This Amendment No. 3 to Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the “Proxy Statement”). The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 3 to Schedule 13E-3 (this “Schedule”) shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

     The section entitled “Summary Term Sheet” set forth in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the subject company is Mercury Air Group, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 5456 McConnell Avenue, Los Angeles, California 90066. The Company’s telephone number is (310) 827-2737.

     (b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $.01 per share (the “Common Stock”), of which 3,056,355 shares were outstanding as of May 1, 2005.

     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters – Market Prices of the Common Stock” is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under “Market for Common Stock and Related Stockholder Matters – Dividends” is incorporated herein by reference.

     (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Stock Purchases by Mercury and Transaction Affiliates” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. The filing persons are the Company, Joseph A. Czyzyk (Chairman, Chief Executive Officer, President and principal stockholder of the Company), Frederick H. Kopko, Jr. (director and principal stockholder of the Company) and CK Partners, a partnership owned and controlled by Messrs. Czyzyk and Kopko. Mr. Kopko also serves as outside legal counsel on various corporate legal matters. The Company’s address and telephone number are provided in Item 2(a) above. The address and telephone number of Mr. Czyzyk and CK Partners are also provided in Item 2(a) above. The address and telephone number of Mr. Kopko is 20 North Wacker Drive, Suite 2520, Chicago, Illinois 60606, (312) 332-6405. The address of each executive officer is c/o Mercury Air Group, Inc. 5456 McConnell Avenue, Los Angeles, California 90066, telephone number (310) 827-2737. The names of the executive officers, and the names and addresses of the directors are set forth below.

Executive Officers

Joseph A. Czyzyk, Chairman, Chief Executive Officer and President
Kent Rosenthal, Chief Financial Officer
William L. Silva, Executive Vice President and President of Maytag Aircraft Corporation
Wayne J. Lovett, Executive Vice President, Secretary and General Counsel

Directors

Frederick H. Kopko, Jr., 20 North Wacker Drive, Suite 2520, Chicago, IL 60606
Gary J. Feracota, 904 Williams Street, River Forest, IL 60305
Michael J. Janowiak, 6540 West Joliet Road, #38, Countryside, IL 60525
Angelo Pusateri, 17 Cary Road, New Hyde Park, NY 11040

     (b) Business and Background of Entities. CK Partners is an Illinois general partnership owned and controlled by Messrs. Czyzyk and Kopko.

     (c) Business and Background of Natural Persons. The information set forth in Item 2(a) above and in the Proxy Statement under “Management of Mercury—Directors” and “Management of Mercury—Executive Officers Who Are Not Directors” is incorporated herein by reference. All directors and executive officers are United States citizens. During the last five years, neither the Company nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “The Proposed Amendment,” “The Special Meeting —Vote Required,”

“Special Factors—Purpose of and Reasons for the Transaction,” “Special Factors—Background of the Transaction; Board and Special Committee Deliberations” and “Special Factors—U.S. Federal Income Tax Consequences” is incorporated herein by reference.

     (b) [Reserved]

     (c) Different Terms. The information set forth in the Proxy Statement under “Special Factors – Certain Effects of the Transaction”, is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors—No Appraisal or Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Proxy Statement under “Certain Transactions” is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Transactions” is incorporated herein by reference.

     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” and “Certain Transactions” is incorporated herein by reference.

     (d) [Reserved]

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Special Factors – Certain Effects of the Transaction” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. Shares to be acquired will be kept in the Company’s treasury and thereafter may be reissued or retired.

     (c) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet- Purpose of and Reasons for the Transaction”, “Summary Term Sheet – Benefits of the

Transaction”, “Summary Term Sheet – Disadvantages of the Transaction”, “Summary Term Sheet – Effects of the Transaction”, “Special Factors – Purpose of and Reasons for the Transaction”, “Special Factors – Benefits of the Transaction”, “Special Factors – Disadvantages of the Transaction”, “Special Factors – Certain Effects of the Transaction” and “Special Factors – Conduct of Mercury’s Business after the Transaction” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet – Purpose of and Reasons for the Transaction,” “Special Factors – Purpose of and Reasons for the Transaction” and “Special Factors—Background of the Transaction; Board and Special Committee Deliberations” is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under “Summary Term Sheet - Alternatives Considered” and “Special Factors – Alternatives Considered” is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet – Purpose of and Reasons for the Transaction” and “Special Factors—Purpose of and Reasons for the Transaction” is incorporated herein by reference.

     (d) Effects. The following information is incorporated by reference to the Proxy Statement: “Summary Term Sheet — Purpose of and Reasons for the Transaction,” “Summary Term Sheet - Disadvantages of the Transaction,” “Summary Term Sheet – Benefits of the Transaction,” Summary Term Sheet – The Transaction,” “Summary Term Sheet – Effects of the Transaction,” “Summary Term Sheet – U.S. Federal Income Tax Consequences,” “Special Factors – Purpose of and Reasons for the Transaction,” “Special Factors – Benefits of the Transaction,” “Special Factors – Disadvantages of the Transaction,” “Special Factors – Certain Effects of the Transaction,” and “Special Factors – U.S. Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction.

     (a) Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet - Determination of Fairness of the Transaction by the Special Committee, the Board and the Transaction Affiliates,” “Special Factors — Recommendation of the Board; Fairness of the Transaction” and “Special Factors – Determination of Fairness of the Transaction by the Transaction Affiliates” is incorporated herein by reference.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Summary Term Sheet – Determination of Fairness of the Transaction by the Special Committee, the Board and the Transaction Affiliates,” “Special Factors — Recommendation of the Board; Fairness of the Transaction” and “Special Factors – Determination of Fairness of the Transaction by the Transaction Affiliates” is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under “Special Factors – Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

     (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet — Recommendation of the Special Committee and the Board of Directors” and “Special Factors — Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

     (f) Other Offers. The information set forth in the Proxy Statement under “Special Factors – Corporate Developments in Last Four Years” and “Special Factors – Background of the Transaction; Board and Special Committee Deliberations” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisals. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness Opinion of Imperial Capital, LLC,” “Special Factors – Corporate Developments in Last Four Years,” “Special Factors – Background of the Transaction; Board and Special Committee Deliberations” and “Special Factors — Opinion of Imperial Capital, LLC” is incorporated herein by reference.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Summary Term Sheet — Fairness Opinion of Imperial Capital, LLC,” “Special Factors – Corporate Developments in Last Four Years,” “Special Factors – Background of the Transaction; Board and Special Committee Deliberations” and “Special Factors — Opinion of Imperial Capital, LLC” is incorporated herein by reference.

     (c) Availability of Documents. The full text of the fairness opinion of Imperial Capital, LLC, dated March 21, 2005, is attached as Appendix B to the Proxy Statement. The full text of the reports of SenPro Consulting/Casey & Co. and Parson Consulting dated February 1, 2005 and March 8, 2005, respectively, are attached as exhibits (c)(2) and (c)(3) to this Schedule 13e-3. The full text of all other reports presented by Imperial Capital, LLC are attached as Exhibits (c)(4) to (c)(25) to this Schedule 13e-3. All such documents referenced are also available for inspection and copying at the Company’s principal executive offices, 5456 McConnell Avenue, Los Angeles, California 90066.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Summary Term Sheet — Source of Funds;

Financing of the Transaction” and “Special Factors—Source of Funds; Financing of the Transaction” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference

     (b) Securities Transactions. The Company and the Transaction Affiliates have not and to the best of the Company’s knowledge, none of its directors or executive officers has effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule.

Item 12. The Solicitation or Recommendation.

     (a), (b) and (c) [Reserved]

     (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “The Special Meeting — Vote Required,” “The Special Meeting -Recommendation of the Board of Directors,” “Special Factors — Purpose of and Reasons for the Transaction,” “Special Factors – Benefits of the Transaction,” “Special Factors - Alternatives Considered,” “Special Factors — Recommendation of the Board; Fairness of the Transaction” and “Special Factors – Determination of the Fairness of the Transaction by the Transaction Affiliates” is incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the proxy statement from the Company’s Annual Report on Form 10-K for the year ended June 30, 2004, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which are annexed to the Proxy Statement. The information set forth in the Proxy Statement under “Selected Per Share Financial Information,” “Financial Information,” “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

     (b) Pro forma Information. The information set forth in the Proxy Statement under “Financial Information — Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “Cost of Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information.

     The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(1)	Press Release issued by the Company on March 8, 2005.*

(a)(2)	Press Release issued by the Company on March 22, 2005.*

(b)(1)	Loan Agreement dated as of July 29, 2004 by and among Bank of America, N.A., Mercury Air Group, Inc. and certain subsidiaries. Such document was previously filed as an Exhibit to the Company’s Current Report on Form 8-K on July 30, 2004 and is incorporated herein by reference.*

(b)(2)	First Amendment to Loan Agreement by and among Bank of America, N.A., Mercury Air Group, Inc. and certain subsidiaries. Such document was previously filed as an Exhibit to the Company’s Current Report on Form 8-K on October 27, 2004 and is incorporated herein by reference.*

(c)(1)	Report compiled by Mercury based on Analysis of SenPro Consulting/Casey & Co. dated February 1, 2005 and presented at Special Committee Meeting of February 21, 2005.*

(c)(2)	Agenda dated February 15, 2005 and presented at Special Committee Meeting of February 15, 2005.*

(c)(3)	Draft Delisting/Deregistration process memorandum dated February 15, 2005 and presented at Special Committee Meeting of February 15, 2005.*

(c)(4)	Step by Step Memorandum dated February 18, 2005, and presented at the Special Committee Meeting of February 21, 2005.

(c)(5)	Comparable Stock Splits Since 2004 presented at Special Committee Meeting of February 25, 2005.*

(c)(6)	Pink Sheets Liquidity Analysis presented at Special Committee Meeting of February 25, 2005.*

(c)(7)	Share Premium Analysis presented at Special Committee Meeting of February 25, 2005.*

(c)(8)	Draft Fairness Opinion & Backup dated February 25, 2005 and presented at Special Committee meeting of February 25, 2005.*

(c)(9)	Distribution of Shares Analyses presented at Special Committee Meeting of February 25, 2005.*

(c)(10)	Revised Step by Step Memorandum dated February 23, 2005 and presented at the Special Committee Meeting of February 25, 2005.

(c)(11)	Pink Sheets Liquidity Analysis — Distressed Breakout presented at Special Committee Meeting of March 1, 2005.*

(c)(12)	Revised Step by Step Memorandum dated February 28, 2005 and presented at the Special Committee Meeting of March 1, 2005.

(c)(13)	Draft Fairness Opinion & Backup v3 dated February 25, 2005 and presented at the Special Committee Meeting of March 1, 2005.**

(c)(14)	Comparable Stock Splits since 2004 presented at Special Committee Meeting of March 3, 2005.**

(c)(15)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 3, 2005.**

(c)(16)	Mercury Historical Price and Volume Analysis presented at Special Committee Meeting of March 8, 2005.*

(c)(17)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 8, 2005.*

(c)(18)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 9, 2005.*

(c)(19)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 10, 2005.*

(c)(20)	Comparable Stock Splits since 2004 presented at Special Committee Meeting of March 10, 2005.*

(c)(21)	Draft Fairness Opinion & Backup dated March 10, 2005 presented at Special Committee Meeting of March 10, 2005.*

(c)(22)	Report of Parson Consulting dated March 8, 2005 presented at Special Committee Meeting of March 10, 2005.**

(c)(23)	Draft Fairness Opinion & Backup dated March 14, 2005 presented at Special Committee Meeting of March 14, 2005.**

(c)(24)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 14, 2005.**

(c)(25)	Sarbanes-Oxley cost estimates presented at Special Committee Meeting of March 14, 2005.

(c)(26)	Cash to Buy-Out Fractional Shares at Various Premiums presented at Special Committee Meeting of March 21, 2005.**

(c)(27)	Expanded Cash to Buyout Fractional Shares at various premiums presented at Special Committee Meeting of March 21, 2005.**

(c)(28)	Draft Fairness Opinion & Backup dated March 21, 2005 presented at Special Committee Meeting of March 21, 2005.**

(c)(29)	Financial Projections dated March 1, 2005**

(d)(1)	Amended and Restated Partnership Agreement dated as of July 30, 2004 of CK Partners by and among Frederick H. Kopko, Jr. and Joseph A. Czyzyk. Such document was previously filed as an Exhibit to the Company’s Annual Report on Form 10-K for the year ended June 30, 2004 and is incorporated herein by reference.

*	Previously filed under the same exhibit number. For purposes of clarification, documents (c)(1) through (c)(29) have been renumbered, and in certain instances renamed, and are being refiled herewith.

**	Previously filed under a different exhibit number. For purposes of clarification, documents (c)(1) through (c)(29) have been renumbered, and in certain instances renamed, and are being refiled herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2005	MERCURY AIR GROUP, INC.

	By:	/s/ Joseph A. Czyzyk

Joseph A. Czyzyk
Chief Executive Officer and
Chairman of the Board of Directors

JOSEPH A. CZYZYK

/s/ Joseph A. Czyzyk

FREDERICK H. KOPKO, JR.

/s/ Frederick H. Kopko, Jr.

CK PARTNERS

	By:	/s/ Joseph A. Czyzyk

Joseph A. Czyzyk
General Partner